EXHIBIT 12

              RATIO OF EARNINGS TO COMBINED FIXED CHARGES

                                                                     9/30/97             9/30/96
                                                                     -------             -------
                                                                (in thousands, except ratio data)
Earnings
Net income before extraordinary items and
 cumulative effect of changes in accounting principles                2,975               1,347
Add: Applicable income tax                                            1,682                 528
     Applicable fixed charges:
        Interest expenses                                            33,291              25,840
Total earnings used in ratio calculation with
 interest on deposits                                                37,948              27,715

Combined fixed charges:
  Including interest on deposits                                     33,291              25,840
      Ratio:                                                           1.14                1.07
                                                                       ====                ====

Total earnings used in ratio calculation without
 interest on deposits
   Total earnings with deposits                                      37,948              27,715
   Less: interest expense on deposits                                18,686              15,419
Total earnings without interest deposits                             19,262              12,296

Combined fixed charges:
  Excluding interest on deposits                                     14,605              10,421
     Ratio:                                                            1.32                1.18
                                                                       ====                ====